Vizsla Closes Fully Subscribed C$30 Million Private Placement Including Investment from Eric Sprott

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(VZLA-TSX-V)

VANCOUVER, BC, July 30, 2020 /CNW/ -Vizsla Resources Corp. (TSXV: VZLA) (OTCQB: VIZSF) (Frankfurt: 0G3) ("Vizsla" or the "Company") is pleased to announce that it has closed the bought deal private placement (the "Brokered Offering") announced on July 9, 2020.

Pursuant to the Brokered Offering, the Company issued a total of 16,043,000 units (the "Units") of the Company at a price of C$1.87 per Unit for gross proceeds to the Company of $30,000,410, which includes the exercise in full of the Underwriters' over-allotment option. Each Unit consists of one common share in the capital of the Company and one common share purchase warrant (a "Warrant"). Each Warrant will entitle the holder thereof to purchase one common at a price of C$2.40 for a period of 24 months following the closing date.

Eric Sprott, through 2176423 Ontario Ltd., a corporation that is beneficially owned by him, acquired 5,348,000 Units under the Brokered Offering for total consideration of C$10,000,760.

"We are pleased to see Mr. Sprott take such a meaningful stake in the Company to welcome investment from other key strategic and institutional investors. We have approximately $34,000,000 in cash and are fully funded for continuous exploration drilling for the next two years. The Company now has four drill rigs turning on the underexplored Panuco silver district. Vizsla will now look to drill over 31,000 metres in 2020," stated Michael Konnert, Chief Executive Officer of the Company.

The Brokered Offering was completed through a syndicate of underwriters led by Canaccord Genuity Corp. and which included PI Financial Corp., Haywood Securities Inc. and Sprott Capital Partners LP (together, the "Underwriters"). In consideration for the services provided by the Underwriters in connection with the Brokered Offering, on closing the Company paid to the Underwriters a cash commission equal to 6% of the gross proceeds raised under the Brokered Offering and issued broker warrants of the Company to the Underwriters, exercisable at any time on or before July 30, 2022, to acquire that number of common shares in the capital of the Company which is equal to 6% of the number of Units sold under the Brokered Offering at an exercise price of C$1.87.

Concurrently with the Brokered Offering, the Company also completed a non-brokered private placement (the "Non-Brokered Offering" and, together with the Brokered Offering, the "Offering") pursuant to which it issued a total of 240,000 Units for gross proceeds of $448,000. The Units issued pursuant to the Non-Brokered Offering have the same terms and conditions as the Units issued pursuant to the Brokered Offering. The Company paid a cash finder's fee equal to 3% of the gross proceeds of the Non-Brokered Offering.

The securities issued pursuant to the Offering have a hold period of four months and one day from closing, expiring on December 1, 2020.

The Company intends to use the net proceeds of the Offering to advance the Panuco project, as well as for working capital and general corporate purposes.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended (the "1933 Act") or under any U.S. state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the 1933 Act, as amended, and applicable state securities laws.

Prior to the Offering, Mr. Sprott did not own or control any shares of the Company. As a result of the Brokered Offering, Mr. Sprott beneficially owns or controls 5,348,000 common shares and 5,348,000 common share purchase warrants representing 6.06% of the issued and outstanding common shares of the Company on a non-diluted basis and 11.42% on a partially diluted basis. The securities were acquired by Mr. Sprott, through 2176423 Ontario Ltd., for investment purposes. Mr. Sprott may acquire additional securities the Company including on the open market or through private acquisitions or he may sell securities of the Company including on the open market or through private dispositions in the future depending on market conditions, reformulation of plans and/or other relevant factors that Mr. Sprott considers relevant from time to time. A copy of 2176423 Ontario Ltd.'s related early warning report will appear on the Company's profile on SEDAR (www.sedar.com

) and may also be obtained by calling Mr. Sprott's office at (416) 945-3294 (200 Bay Street, Suite 2600, Royal Bank Plaza, South Tower, Toronto, Ontario M5J 2J1).

About the Panuco project

Vizsla has an option to acquire 100% of the newly consolidated 9,386.5 hectare Panuco district in southern Sinaloa, Mexico, near the city of Mazatlán. The option allows for the acquisition of over 75 kilometres of total vein extent, a 500 ton per day mill, 35 kilometres of underground mines, tailings facilities, roads, power and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward-looking statements or information. Forward-looking statements and information include, but are not limited to, statements in respect of the Offering including the proposed use of proceeds, funding for continuous exploration drilling and updated exploration program plans.

Forward-looking statements and forward-looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla, future growth potential for Vizsla and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold and other metals; no escalation in the severity of the COVID-19 pandemic; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect Vizsla's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or forward-looking information and Vizsla has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; the ability of the communities in which the Company operates to manage and cope with the implications of COVID-19; the economic and financial implications of COVID-19 to the Company; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; and the factors identified under the caption "Risk Factors" in Vizsla's management discussion and analysis. Readers are cautioned against attributing undue certainty to forward-looking statements or forward-looking information. Although Vizsla has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Vizsla does not intend, and does not assume any obligation, to update these forward-looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

SOURCE Vizsla Resources Corp.

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For further information: For more information and to sign-up to the mailing list, please contact:

Michael Konnert, President and Chief Executive Officer, Tel: (604) 838-4327, Email: michael@vizslaresources.com

CO: Vizsla Resources Corp.

CNW 09:29e 30-JUL-20